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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2003.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002 and the Registration Statement on Form F-10 of The Toronto-Dominion Bank dated December 16, 2002.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: February 27, 2003	By	/s/ NORIE C. CAMPBELL
	Name:	Norie C. Campbell
	Title:	Associate Vice President

Bank Financial Group

FIRST QUARTER 2003 REPORT TO SHAREHOLDERS
Three months ended January 31, 2003

News

TD Bank Financial Group
First Quarter Results in Line with Expectations

First Quarter Highlights

  •
  On an operating cash basis1, diluted earnings per share was $.70, compared with loss per share of $.10 for the fourth quarter ended October 31, 2002 and diluted earnings per share of $.78 for the same period last year.

  •
  On a reported basis2, diluted earnings per share was $.50, compared with loss per share of $.34 for the fourth quarter ended October 31, 2002 and diluted earnings per share of $.55 for the same period last year.

  •
  On an operating cash basis, return on total common equity for the quarter was 15.6%, compared with (2.1)% for the fourth quarter ended October 31, 2002 and 16.4% for the same quarter last year.

  •
  On a reported basis, return on total common equity for the quarter was 11.1%, compared with (7.4)% for the fourth quarter ended October 31, 2002 and 11.5% for the same quarter last year.

  •
  Operating cash basis net income was $480 million, compared with an operating cash basis net loss of $40 million for the fourth quarter ended October 31, 2002 and operating cash basis net income of $528 million for the same quarter last year.

  •
  Reported net income was $347 million for the quarter, compared with a loss of $196 million for the fourth quarter ended October 31, 2002 and net income of $378 million from the same quarter last year.

        (All figures reported in Canadian dollars. For financial results, which include both operating cash and reported earnings, please see table on page 3.)

TORONTO (February 27, 2003) — TD Bank Financial Group (TDBFG) today announced its financial results for the first quarter ended January 31, 2003, reporting an operating cash basis net income of $480 million, compared with $528 million for the same period last year.

        On an operating cash basis, diluted earnings per share was $.70 for the first quarter, compared with $.78 in the same quarter last year. Operating cash basis return on total common equity was 15.6% for the quarter compared with 16.4% for the same period last year. Reported net income was $347 million for the first quarter, compared with $378 million in the same quarter last year. Reported diluted earnings per share was $.50 for the first quarter compared with $.55 for the same period last year. Reported return on total common equity was 11.1% for the quarter as compared with 11.5% last year.

        "Overall, our performance for the first quarter marks a satisfactory improvement from where we left off at the end of fiscal 2002. It also confirms that we have earnings power", said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. "We are pleased to have an early indication that we are once again moving in the right direction in terms of generating sustainable and consistent earnings."

Operating cash basis and reported results referenced in this report are explained in detail on page 3 under the "How the Bank Reports" section.

Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Capital

        As at January 31, 2003, the Bank's Tier 1 capital ratio was 8.5% compared with 8.1% at October 31, 2002.

Business Segments

Personal and Commercial Banking

        TD Canada Trust (TDCT) reported record earnings for the quarter, with strong growth over both the previous quarter and prior year periods. Cash basis net income was $309 million for the quarter, up by $22 million or 8% over the fourth quarter and $28 million or 10% over the same period last year.

        Real estate lending, which includes mortgages and home equity lines of credit, showed continued momentum during the quarter at $89.4 billion, up $1.5 billion over the fourth quarter and $4.9 billion or 6% over the same period last year. TDCT reported steady growth in individual deposits at $81.8 billion, up $.8 billion over the fourth quarter and $4.7 billion or 6% over the same period last year. Business deposits rose to $25.1 billion, up $1.3 billion over the fourth quarter and $3.2 billion or 15% over the same period last year.

        Insurance products offered through TD Insurance and TD Meloche Monnex also contributed to TDCT's performance, with originated gross premiums of $282 million in the quarter, up $56 million or 25% over the same period last year.

        Strong volume growth in real estate lending, individual and business deposits and insurance had a positive impact on revenue during the quarter. However, this was offset by declines in margins on deposits and variable rate lending over the previous year, along with reduced sales of wealth management products offered through TDCT branches.

        Operational efficiencies in the retail area continued to improve during the quarter. Expense performance was strong. Expenses decreased by $21 million or 2% compared with the fourth quarter and $7 million or 1% compared with the same period last year. TDCT's efficiency ratio was 57.3% and its Customer Satisfaction Index (CSI) was 85% for the quarter, up from 84.4% over the fourth quarter and from 80.3% over the same period last year, representing its strongest performance since the TD-Canada Trust merger.

        On February 12, 2003, Reader's Digest Canada announced the results of its national survey identifying the most trusted brands in Canada. Canadians across the country were polled by Ipsos Reid and asked to name the brand they trusted most in 35 product categories and then to rate the brand's performance in five key areas: quality, innovation, customer service, advertising and value for money. TD Canada Trust shared the award for Canada's most trusted brand in the banking category.

Wealth Management

        Cash basis net income for the first quarter was $39 million, representing an increase of $17 million or 77% over the fourth quarter and a decrease of $19 million or 33% over the same period last year.

        Compared with the fourth quarter, assets under management remained flat at $112 billion, and down $11 billion or 9% year-over-year reflecting ongoing challenges facing the capital markets. Assets under administration totaled $237 billion at the end of the first quarter, representing $3 billion in growth over the prior quarter.

        Discount brokerage trades in Canada rose during the first quarter, as did the total number of investment advisors and financial planners, who provide clients with guidance on a range of choices relative to their investment needs.

        TD Waterhouse remains profitable in Canada and in the United States, where steps have been taken to significantly reduce the cost base of operations to reflect lower trade volumes while building a strong brand focused on optimizing customer relationships. Outside of North America, the focus continues to be on finding additional ways to build and leverage scale, reduce costs and increase efficiency and productivity.

Wholesale Banking

        For the first quarter of the fiscal year, TD Securities had cash basis net income of $162 million compared with a cash basis net loss of $357 million last quarter. Cash basis net income for the same period last year was $203 million. Total revenue for the quarter was $610 million, compared with record revenues of $929 million in the same quarter last year.

        Although revenue in TD Securities capital markets businesses was down from particularly strong levels last year, first quarter results reflect good performance in the current market environment. Strong demand for Canadian bonds drove an improvement in market activity in this segment, and TD Securities equity structured products group generated gains off of the high demand for convertible debentures.

        Despite weak equity markets and a slower pace of underwriting, and mergers and acquisitions activity, TD Securities lead-managed several transactions. These included: serving as co-lead manager for a $301 million common share offering by Agnico-Eagle Mines Limited, a Canadian-based gold producer; lead manager for a $245 million offering of Quebecor World Inc. subordinated voting shares purchased from Quebecor Inc.; and, co-lead manager for a $500 million offering of AAA-rated Secured Notes debt offering for The Consumers' Waterheater Operating Trust.

        On November 4, 2002, TDBFG announced that it was taking definitive steps to address specific credit challenges. Corporate banking was organizationally split into two separate units, representing 'core' and 'non-core' client groups. During the first quarter, the appropriate infrastructure was put in place so that the Bank can substantially exit its non-core client relationships over the next three year period.

        Earnings for TD Securities in the first quarter reflect almost entirely the performance of the core client group. Non-core client group cash basis net income for the quarter was $6 million. TD Securities did not incur any provision for credit losses in its core or non-core portfolio during the quarter, compared with provisions of $217 million for the same period last year. All loans within the core portfolio are performing. The non-core portfolio has been reduced from $11.2 billion at October 31, 2002 to $9.3 billion at the end of the quarter.

        During the quarter, $236 million of the opening sectoral allowance balance of $1,285 million was utilized as a result of new specific loan loss provisions in the non-core portfolio. $458 million in new impaired loans were recorded, compared with $770 million during the fourth quarter.

        TDBFG remains comfortable with its provisioning and reports that the non-core portfolio is tracking against expectations.

Conclusion

        "We now have the right strategies in place for each of our businesses — we are accelerating our transition towards becoming a more retail-focused financial institution, we have repositioned our wealth management business and we have adopted a new strategy for our wholesale banking operation," said Clark. "And, we expect to gather earnings momentum as we realize the full benefits of the steps we have taken."

        (As reported Thursday, February 27, 2003)

        This report may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TD. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TD operates. These and other factors should be considered carefully and undue reliance should not be placed on TD's forward-looking statements. TD does not undertake to update any forward-looking statements.

Management's Discussion and Analysis of Operating Performance

How the Bank Reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), which are presented on pages 10 to 15 of this First Quarter Report to Shareholders. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        In addition to presenting the Bank's results on a reported basis, the Bank also utilizes the "operating cash basis" to assess each of its businesses and to measure overall Bank performance against targeted goals. The definition of operating cash basis begins with the reported GAAP results and then excludes the impact of special items. There are no special items in the first quarter 2003. For fiscal 2002, the only special item excluded was a gain on sale of the Bank's mutual fund record keeping and custody business in the first and third quarter 2002. The Bank views special items as transactions that are not part of the Bank's normal daily business operations and are therefore not indicative of underlying trends. In addition, the Bank also excludes non-cash charges related to identified intangible amortization from business combinations. Excluding the non-cash amortization charges related to identified intangibles ensures comparable treatment between periods. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's operating cash basis results and its reported results.

Net Income

        Operating cash basis net income for the quarter was $480 million, compared with $528 million for the same quarter last year. On an operating cash basis, basic earnings per share was $.71, compared with $.79 last year and diluted earnings per share was $.70 this quarter, compared with $.78 in the same quarter last year. Operating cash basis return on total common equity was 15.6% for the quarter as compared with 16.4% last year.

        Reported net income was $347 million for the first quarter, compared with $378 million in the same quarter last year. Reported basic earnings per share was $.50 in the quarter compared with $.56 last year and reported diluted earnings per share was $.50 in the quarter compared with $.55 in the same quarter last year. Reported return on total common equity was 11.1% for the quarter as compared with 11.5% last year.

Reconciliation of Operating Cash Basis Results to Reported Results

	For the three months ended
(unaudited, in millions of dollars)	Jan. 31 2003	Jan. 31 2002
Net interest income (TEB)	$1,444	$1,261
Provision for credit losses	(112)	(325)
Other income	1,169	1,630
Non-interest expenses	(1,745)	(1,791)

Income before provision for income taxes and non-controlling interest	756	775
Provision for income taxes (TEB)	(253)	(230)
Non-controlling interest	(23)	(17)

Net income — operating cash basis	$480	$528
Preferred dividends	(23)	(23)

Net income applicable to common shares — operating cash basis	$457	$505
Gain on sale of mutual fund record keeping business, net of income taxes	—	14

Net income applicable to common shares — cash basis	457	519
Non-cash intangible amortization, net of income taxes	(133)	(164)

Net income applicable to common shares — reported basis	$324	$355

(dollars)
Basic net income per common share — operating cash basis	$.71	$.79
Diluted net income per common share — operating cash basis	.70	.78
Basic net income per common share — reported basis	.50	.56
Diluted net income per common share — reported basis	.50	.55

Certain comparative amounts have been reclassified to conform with current year presentation.

        The Bank's total economic profit was $76 million in the first quarter 2003 compared with $113 million in the same quarter last year. The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is operating cash basis net income applicable to common shares after providing a charge for invested capital. Invested capital is equal to common equity plus the cumulative amount of goodwill and intangible assets amortized as of the reporting date.

Net Interest Income

        Net interest income on a taxable equivalent basis (TEB) was $1,444 million this quarter, a year-over-year increase of $183 million. The increase in net interest income primarily related to interest income from trading activities at TD Securities. Net interest income at TD Canada Trust and TD Wealth Management remained relatively unchanged as compared with a year ago.

Other Income

        Other income was $1,169 million, a decrease of $461 million or 28% from the same quarter last year, after excluding a special gain from the sale of the Bank's mutual fund record keeping business in the first quarter 2002. In the first quarter 2002, the Bank sold its mutual fund record keeping business and recorded a pre-tax gain of $18 million. The Bank has excluded this special gain in analyzing its performance as it is not a recurring event. Reported other income was $1,169 million, a decrease of $479 million or 29% from the same quarter last year.

        Trading income reported in other income decreased by $349 million or 81% compared with last year, while trading related income generated by TD Securities — which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income — was $374 million for the quarter, a decrease of $127 million or 25% as compared with a year ago. This decline is primarily attributable to strong revenues from credit hedging activities and trading gains earned on significant volatility in the corporate credit markets in the first quarter of 2002. In addition, trading related revenues have declined due to a slowdown in corporate underwriting activity as well as decreases in institutional flows. Trading related revenue in the current quarter was supported by good results in equity structured products, fixed income and the foreign exchange businesses.

        The investment securities portfolio realized net gains of $5 million this quarter. This represents a significant decrease from net investment securities gains of $60 million in the first quarter of last year. The decrease is primarily attributable to weaker equity markets leading to fewer exit opportunities and writedowns recorded as a result of other than temporary impairments. Overall, the equity investment securities portfolio continues to have a surplus over its book value of $158 million compared with $228 million at the end of 2002.

        The decline in other income also reflects a decrease in self-directed brokerage revenues of $13 million or 5% compared with the same quarter a year ago. This decrease reflects a 18% drop in average trades per day to 94,000 from 115,000 a year ago. Income from loan securitizations decreased by $11 million or 20%, as compared with the same quarter last year, as a result of lower levels of higher yielding securitized assets. Offsetting this decline in other income was a year-over-year increase in card services and service fees of $14 million or 7% and an increase in insurance revenues of $8 million or 10%.

Non-Interest Expenses

        Total operating cash basis expenses decreased by $46 million from a year ago to $1,745 million, primarily as a result of lower incentive compensation expenses at TD Securities. Operating cash basis expenses exclude non-cash identified intangible amortization. On a reported basis, expenses decreased by $108 million from a year ago to $1,957 million. In the first quarter 2003, the impact of non-cash identified intangible amortization on the Bank's reported expenses was $212 million compared with $274 million in the same quarter a year ago. Beginning in fiscal 2003, the Bank has applied the fair value method of accounting for stock options, and recorded an expense of $2 million this quarter.

        On an operating cash basis, the Bank's overall efficiency ratio weakened to 66.8% in the current quarter from 62.0% the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for TD Canada Trust, which had an efficiency ratio of 57.3% this quarter as compared with 58.2% a year ago, after excluding non-cash items and funding costs for the acquisition of Canada Trust. On a reported basis, the Bank's overall efficiency ratio weakened to 76.5% from 72.5% in the same quarter a year ago.

Taxes

        The Bank's operating cash basis effective tax rate, on a taxable equivalent basis, was 33.5% for the quarter compared with 29.7% in the same quarter a year ago. The increase in the effective tax rate reflected a shift in the Bank's business mix. On a reported basis, the effective tax rate was 24.5% for the quarter compared with 13.8% a year ago.

Balance Sheet

        Total assets were $311 billion at the end of the first quarter, $33 billion or 12% higher than as at October 31, 2002. Higher volumes from trading securities contributed $11 billion to the increase in total assets with securities purchased under resale agreements representing $13 billion of the increase. As compared with year end, personal loans, including securitizations, increased by $1 billion to reach $44 billion. At the end of the first quarter, residential mortgages, including securitizations, increased by $2 billion from year end to $69 billion. Bank-originated securitized assets not included on the balance sheet amounted to $16 billion compared with $15 billion at October 31, 2002.

        Wholesale deposits increased by $14 billion and securities sold short or under repurchase agreements increased by $9 billion as compared with October 31, 2002. Personal non-term deposits remained stable, as compared with October 31, 2002, at $51 billion while personal term deposits increased by $1 billion to reach $51 billion.

Managing Risk

Credit Risk and Provision for Credit Losses

        During the quarter, the Bank expensed $112 million through the provision for credit losses, compared with $325 million in the same quarter last year. All the provision for credit losses during the quarter were related to the personal and commercial bank. In addition, the Bank transferred $236 million from sectoral allowances for the non-core wholesale bank to specific allowances.

        The total allowance for credit losses (specific, general and sectoral allowances) exceeded gross impaired loans by $674 million at the end of the quarter, compared with a $975 million excess at October 31, 2002. The Bank's total accumulated general allowance for credit losses amounted to $1,217 million at quarter end, an increase of $11 million from October 31, 2002. General allowances are maintained at a level adequate to absorb all credit-related losses not yet identified by individual loan or by an identified sub-portfolio of loans in the Bank's portfolio relating to both loans and off-balance sheet instruments and qualify as Tier 2 capital — to an amount equal to 87.5 basis points of risk-weighted assets — under guidelines issued by the Office of the Superintendent of Financial Institutions.

Market Risk

        The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. Policy controls are augmented by active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table below presents average and end-of-quarter VaR usage, as well as fiscal 2002 averages. The Bank backtests its VaR by comparing it to daily net trading revenue. During the first quarter 2003, daily net trading revenues were positive for 98.5% of the trading days. Losses never exceeded the Bank's statistically predicted VaR for the total of our trading related businesses.

Value at Risk Usage

	For the three months ended	For the three months ended	For the twelve months ended
(millions of dollars)	Jan. 31 2003	Jan. 31 2003 Average	Oct. 31 2002 Average
Interest rate risk	$(20.2)	$(16.9)	$(17.5)
Equity risk	(5.5)	(6.7)	(11.1)
Foreign exchange risk	(3.6)	(3.1)	(2.1)
Commodity risk	(1.5)	(.4)	(.4)
Diversification effect	11.1	12.5	10.4

Global Value at Risk	(19.7)	(14.6)	(20.7)

Liquidity Risk

        The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under various stress test scenarios with a base case scenario that defines the minimum amount of liquidity that must be held at all times. This base case scenario provides coverage for 100% of our unsecured wholesale debt coming due as well as other potential deposit run-off and contingent liabilities for a period of 30 days. As of January 31, 2003, our consolidated surplus liquid asset position under the base case scenario at 30 days was $9 billion in Canadian dollars. The Bank ensures that it meets the requirements by managing its cash flows and holding highly liquid assets in Canadian and U.S. dollars as well as other foreign currencies that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Interest Rate Risk

        The objective of interest rate risk management is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a "fully-hedged" approach to profitability management for its asset and liability positions. Key aspects of this approach are:

  •
  minimizing the impact of interest rate risk on net interest income and economic value within TD Canada Trust; and

  •
  measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.

        The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2003, an immediate and sustained 100 basis point decrease in rates would have decreased the economic value of shareholders' equity by $37 million after tax.

Capital

        As at January 31, 2003, the Bank's Tier 1 capital ratio was 8.5% compared with 8.1% at October 31, 2002. Risk-weighted assets were virtually unchanged, whereas our Tier 1 capital increased by $464 million or 5% as compared with October 31, 2002, thereby improving our Tier 1 capital ratio.

Management's Discussion and Analysis of TD's Businesses

        The Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on cash basis net income and return on economic capital. Cash basis results exclude non-cash charges related to identified intangible amortization from business combinations.

Personal and Commercial Banking

        TD Canada Trust reported record earnings for the quarter with strong growth over both the previous quarter and prior year periods. Cash basis net income was $309 million, $28 million or 10% higher than the same period last year and $22 million or 8% higher than last quarter.

        Total revenue grew 1% from last year on strong volume growth offset by lower margins and reduced sales of TD Wealth Management products in the branches. The overall margin decreased from the prior year as variable rate lending spreads returned to more normalized levels and deposit margins narrowed in the low interest rate environment. Average personal lending volume grew by $5.6 billion or 5% primarily from real estate secured loans, and personal deposit volume grew $4.7 billion or 6%. This growth in customer volumes was achieved during a period when 110 branch mergers were completed. Volume growth was strong in the areas targeted for higher growth: small business and commercial deposits and insurance. Business deposits grew by $3.2 billion or 15% and originated gross insurance premiums grew by $56 million or 25% year-over-year. Commercial loans and acceptances contracted by $1.2 billion or 9% on reduced customer borrowing needs.

        Revenue was unchanged from last quarter as volume growth from business deposits, personal deposits, insurance and real estate lending was offset by a seasonal increase in home and auto insurance claims and a two basis point decline in the margin on average earning assets. Our Retail Branch Customer Satisfaction Index (CSI) was 85.0% for the quarter up from 84.4% in the fourth quarter and from 80.3% for the same period last year.

        Provision for credit losses decreased by $15 million or 11% compared with the same period last year, which included higher losses arising from processing and collection issues that followed the conversion of TD Bank and Canada Trust systems. Provision for credit losses was relatively unchanged from last quarter.

        Cash basis expenses decreased by 1% compared with last year. Expense synergies realized from branch mergers and process improvements contributed to the decrease, offset in part by increases in salaries and employee benefits, severance costs and continued investments in customer service and process improvement initiatives. The two percentage point spread between revenue growth and the decline in expenses resulted in an improvement in the cash basis efficiency ratio from 58.2% to 57.3%. Expenses decreased by 2% compared with last quarter. The overall average number of personnel decreased by 1,700 full-time equivalent compared with last year and by 700 compared with last quarter.

        Priorities for 2003 continue to be improving both revenue growth and operating efficiency. Our revenue focus is to build on the CSI momentum to gain share of business from our current customers as well as continuing to grow areas where we are below our market share, particularly small business banking, commercial banking and insurance offered through TD Insurance and TD Meloche Monnex. We also remain focused on the objective of keeping expense growth below revenue growth thereby continuing to improve our operating efficiency ratio.

Wholesale Banking

        In the first quarter TD Securities had cash basis net income of $162 million, compared with a cash basis net loss of $357 million last quarter and cash basis net income of $203 million in the same quarter last year. Although the results are down from last year they represent good performance in a difficult operating environment.

        Total revenue for the quarter was $610 million, compared with record revenues of $929 million in the same quarter last year. TD Securities revenues are derived from corporate lending, capital markets and investing activities. Corporate lending revenues declined reflecting a significant reduction in the assets and capital of the core lending portfolio consistent with TD Securities more strategic approach to lending. Revenues from capital markets businesses, which includes advisory, underwriting, trading, and execution services, were down meaningfully from last year. Weak equity markets resulted in a slower pace of equity issuance and continued low mergers and acquisitions activity. Debt underwriting also declined in the quarter following an extended period of robust activity driven by sharp rate cuts in the prior year. Lower equity volatility and limited underwriting activity contributed to the year-over-year decline in trading revenues as it led to lower demand for client related structuring and trading services. Furthermore, trading revenues in the first quarter of last year included substantial revenues earned on both credit hedging activities and trading gains that were driven off of significant volatility in credit markets. Revenues from execution services declined modestly from last year due to lower institutional trading volumes and corporate activity. Investing revenues were also down reflecting a less favorable environment for realizations.

        TD Securities did not incur any provision for credit losses in the quarter compared with provisions of $217 million last year. All loans within the core lending portfolio are performing.

        Non-interest expenses of $357 million were $50 million or 12% lower than last year. The decrease is primarily a result of lower variable compensation reflecting lower revenues.

        The results in the first quarter reflect the solid earnings base of TD Securities' core businesses. The results are consistent with our previously announced expectation for TD Securities to generate cash basis net income of $500 to $550 million annually, excluding net securities gains or losses. We maintain a cautious view of the operating environment for the remainder of 2003 as heightened geopolitical risks continue to foster an uncertain economic environment.

        At the beginning of fiscal 2003, we created a non-core credit portfolio to include lending relationships which will be exited over time. Good progress has been made in managing down the portfolio. The non-core portfolio has reduced from $11.2 billion at October 31, 2002 to $9.3 billion at quarter end. In addition, there were no incremental provisions for credit losses charged in the quarter. However, as anticipated, a portion of the sectoral reserves established in 2002 has been utilized. Specific reserves of $236 million were established and transferred from the sectoral reserves. Overall, we remain committed to our goal of reducing non-core exposures as quickly as possible and in a manner that maximizes returns to TD shareholders.

Wealth Management

        TD Wealth Management's first quarter cash basis net income was $39 million, a decrease of $19 million or 33% from last year and an increase of $17 million or 77% versus last quarter. The cash basis efficiency ratio improved 4% from prior quarter, but decreased 4% over last year.

        Total revenue decreased $36 million or 6% from prior year to $544 million, but increased $35 million or 7% from prior quarter. The increase in revenue from the prior quarter is primarily due to increased volume as trades have risen 11% as well as a higher proportion of equity trades in the discount brokerage business. Increased trading revenue in the full-service business also contributed to the revenue increase as our sales professionals have grown by 32 advisors from the previous quarter. New accounts opened within the self-directed brokerage business decreased 24% compared with last year but achieved moderate growth of 1% versus last quarter. Cash basis expenses declined 1% from last year, but increased 2% over last quarter primarily due to salesforce compensation.

        Assets under management remained unchanged from last quarter at $112 billion. This compares with assets under management of $123 billion a year ago. Assets under administration increased by $3 billion or 1% to $237 billion this quarter versus last quarter and decreased $25 billion or 10% versus last year.

        Political and economic uncertainty continues to hamper a meaningful recovery in the United States and Europe, which will negatively impact Canada's export oriented industries. Although consumer spending has been a significant factor in keeping the economy afloat, weakness in big-ticket purchases, such as housing and automotive, combined with consumer uncertainty over the anticipated war may have negative gross domestic product implications over the near term.

        Additionally, markets remain volatile with the S&P/TSX Composite Index increasing 5% and the Dow Jones Industrial Average decreasing 4% during the quarter. As a result, TD Wealth Management experienced mixed results, with sales of fee-based products and advice channels lower than anticipated, while trading volumes in the discount brokerage business remain on track. We continue to manage our costs effectively and look forward to a stablilized market and economic environment that will provide more favourable returns to our shareholders and customers.

Earnings by Business Segment

	Personal and Commercial Banking
For the three months ended	Jan. 31 2003	Jan. 31 2002
Net interest income (on a taxable equivalent basis)	$1,032	$1,033
Other income	433	418

Total revenue	1,465	1,451
Provision for credit losses	123	138
Non-interest expenses excluding non-cash intangible amortization	865	872

Income before provision for income taxes and non-controlling interest	477	441
Provision for income taxes (TEB)	168	160
Non-controlling interest in net income of subsidiaries	—	—

Net income — cash basis[1]	$309	$281
Non-cash intangible amortization, net of income taxes
Net income — reported basis
Total assets (billions of dollars) — balance sheet	$114.3	$113.4
— securitized	22.3	21.9
Return on equity — cash basis[1,2]	29%	27%
Return on equity — reported basis
Other measures — economic profit

1
Operating cash basis measures are explained under the "How the Bank Reports" section of the Management's Discussion and Analysis of Operating Performance on page 3.

2
Economic capital for goodwill and intangible assets is excluded for each business segments' return on equity, but is included in total Bank return on equity. The Canada Trust acquisition funding costs are also excluded at the segment level.

Corporate

        The Corporate segment includes non-controlling interests in subsidiaries, certain gains on dispositions of businesses, real estate investments, the effect of securitizations, treasury management, general provisions for credit losses, certain taxable equivalent adjustments and corporate tax level benefits, restructuring costs and residual unallocated revenues and expenses.

        During the current quarter, the Corporate segment had an operating cash basis net loss of $30 million. The most significant factors contributing to this result were net losses related to transfer pricing differences, net treasury activities, and net unallocated revenues, expenses and taxes. In addition, the results included a $14 million after-tax charge for non-controlling interest in subsidiaries.

				(unaudited, in millions of dollars)
Wholesale Banking		Wealth Management		Corporate			Total
Jan. 31 2003	Jan. 31 2002	Jan. 31 2003	Jan. 31 2002	Jan. 31 2003	Jan. 31 2002	Jan. 31 2003	Jan. 31 2002
$403	$242	$107	$108	$(98)	$(122)	$1,444	$1,261
207	687	437	472	92	71	1,169	1,648

610	929	544	580	(6)	(51)	2,613	2,909
—	217	—	—	(11)	(30)	112	325
357	407	474	480	49	32	1,745	1,791

253	305	70	100	(44)	(53)	756	793
91	102	31	42	(37)	(70)	253	234
—	—	—	—	23	17	23	17

$162	$203	$39	$58	$(30)	$—	$480	$542

						133	164

						$347	$378

$167.1	$167.2	$20.3	$21.7	$9.7	$8.1	$311.4	$310.4
.2	.2	—	—	(6.9)	(6.2)	15.6	15.9
16%	21%	30%	35%			16%	16%
						11%	12%

						$76	$113

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS

	(unaudited, in millions of dollars)
	For the three months ended
	Jan. 31 2003	Jan. 31 2002
Interest income
Loans	$1,934	$2,141
Securities	849	841
Deposits with banks	78	56

	2,861	3,038

Interest expense
Deposits	1,157	1,322
Subordinated notes and debentures	63	53
Other obligations	251	463

	1,471	1,838

Net interest income	1,390	1,200
Provision for credit losses	112	325

Net interest income after credit loss provision	1,278	875

Other income
Investment and securities services	503	569
Credit fees	118	121
Net investment securities gains	5	60
Trading income	83	432
Service charges	155	145
Loan securitizations	45	56
Card services	66	62
Insurance	92	84
Trust fees	17	18
Gain on sale of mutual fund record keeping and custody business	—	18
Other	85	83

	1,169	1,648

Net interest and other income	2,447	2,523
Non-interest expenses
Salaries and employee benefits	965	1,014
Occupancy including depreciation	152	146
Equipment including depreciation	167	161
Amortization of intangible assets	212	274
Other	461	470

	1,957	2,065

Income before provision for income taxes	490	458
Provision for income taxes	120	63

Net income before non-controlling interest in subsidiaries	370	395
Non-controlling interest in net income of subsidiaries	23	17

Net income	347	378
Preferred dividends	23	23

Net income applicable to common shares	$324	$355

Average number of common shares outstanding (millions)
Basic	645.6	639.5
Diluted	649.7	646.8
Earnings per common share
Basic	$.50	$.56
Diluted	.50	.55
Dividends per common share	.28	.28

Certain comparative amounts have been reclassified to conform with current year presentation.

CONSOLIDATED INTERIM BALANCE SHEET

	(unaudited, in millions of dollars)
	As at
	Jan. 31 2003	Oct. 31 2002
Assets
Cash resources
Cash and non-interest-bearing deposits with other banks	$1,573	$1,902
Interest-bearing deposits with other banks	7,444	4,636

	9,017	6,538

Securities purchased under resale agreements	26,447	13,060

Securities
Investment	29,565	28,802
Trading	64,840	53,395

	94,405	82,197

Loans (net of allowance for credit losses)
Residential mortgages	52,806	52,784
Consumer instalment and other personal	37,937	36,332
Business and government	31,705	33,511

	122,448	122,627

Other
Customers' liability under acceptances	7,048	7,719
Trading derivatives' market revaluation	30,331	25,739
Intangible assets	3,171	3,383
Goodwill	3,102	3,134
Land, buildings and equipment	1,533	1,634
Other assets	13,936	12,009

	59,121	53,618
Total assets	$311,438	$278,040

Liabilities
Deposits
Personal	$102,382	$100,942
Banks	25,855	16,800
Business and government	78,001	71,448

	206,238	189,190
Other
Acceptances	7,048	7,719
Obligations related to securities sold short	20,263	17,058
Obligations related to securities sold under repurchase agreements	14,463	8,655
Trading derivatives' market revaluation	33,390	25,954
Other liabilities	11,267	10,830

	86,431	70,216

Subordinated notes and debentures	4,318	4,343

Non-controlling interest in subsidiaries	1,250	1,250

Shareholders' equity
Capital stock
Preferred	1,477	1,485
Common	2,917	2,846
Contributed surplus	2	—
Retained earnings	8,805	8,710

	13,201	13,041

Total liabilities and shareholders' equity	$311,438	$278,040

Certain comparative amounts have been reclassified to conform with current year presentation.

TD BANK FINANCIAL GROUP

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited, in millions of dollars)

	For the three months ended
	Jan. 31 2003	Jan. 31 2002
Cash flows from (used in) operating activities
Net income	$347	$378
Adjustments to determine net cash flows
Provision for credit losses	112	325
Depreciation	74	71
Amortization of intangible assets	212	274
Gain on sale of mutual fund record keeping and custody business	—	(18)
Stock option expense	2	—
Net investment securities gains	(5)	(60)
Changes in operating assets and liabilities
Future income taxes	(121)	(129)
Current income taxes payable	238	(111)
Interest receivable and payable	294	276
Trading securities	(11,445)	(6,114)
Unrealized gains and amounts receivable on derivatives contracts	(4,592)	1,472
Unrealized losses and amounts payable on derivatives contracts	7,436	(2,190)
Other	(1,925)	(1,195)

Net cash from (used in) operating activities	(9,373)	(7,021)

Cash flows from (used in) financing activities
Deposits	17,048	12,324
Securities sold under repurchase agreements	5,808	9,790
Securities sold short	3,205	4,158
Debt of subsidiaries	—	—
Issuance of subordinated notes and debentures	2	2
Repayment of subordinated notes and debentures	(27)	(479)
Common shares issued for cash, net of expenses	—	393
Common shares issued on exercise of options	8	4
Common shares issued as a result of dividend reinvestment plan	63	—
Common stock options settled in cash, net of income taxes	—	(8)
Issuance of preferred shares	—	—
Dividends paid on — preferred shares	(23)	(23)
— common shares	(181)	(179)
Other	—	(2)

Net cash from (used in) financing activities	25,903	25,980

Cash flows from (used in) investing activities
Interest-bearing deposits	(2,808)	(943)
Activity in investment securities
Purchases	(7,267)	(2,530)
Proceeds from maturities	1,918	2,189
Proceeds from sales	4,591	1,348
Loans	(1,262)	(4,450)
Proceeds from loan securitizations	1,329	84
Land, buildings and equipment — net	27	43
Securities purchased under resale agreements	(13,387)	(14,489)
Acquisitions and dispositions less cash and cash equivalents	—	(711)

Net cash from (used in) investing activities	(16,859)	(19,459)

Net changes in cash and cash equivalents	(329)	(500)
Cash and cash equivalents at beginning of period	1,902	1,961

Cash and cash equivalents at end of period represented by cash and non-interest-bearing deposits with other banks	$1,573	$1,461

Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,546	$2,049
Amount of income taxes paid (recovered) during the period	(34)	173

Certain comparative amounts have been reclassified to conform with current year presentation.

TD BANK FINANCIAL GROUP

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited, in millions of dollars)

	For the three months ended
	Jan. 31 2003	Jan. 31 2002
Preferred shares
Balance at beginning of period	$1,485	$1,492
Translation adjustment on shares issued in a foreign currency	(8)	—

Balance at end of period	1,477	1,492

Common shares
Balance at beginning of period	2,846	2,259
Proceeds from shares issued for cash	—	400
Proceeds from shares issued on exercise of options	8	4
Proceeds from shares issued as a result of dividend reinvestment plan	63	—

Balance at end of period	2,917	2,663

Contributed surplus
Balance at beginning of period	—	—
Stock option expense (Note 1)	2	—

Balance at end of period	2	—

Retained earnings
Balance at beginning of period	8,710	9,653
Net income	347	378
Preferred dividends	(23)	(23)
Common dividends	(181)	(179)
Foreign currency translation adjustments, net of income taxes	(48)	(30)
Stock options settled in cash, net of income taxes	—	(8)
Other	—	(7)

Balance at end of period	8,805	9,784

Total common equity	11,724	12,447

Total shareholders' equity	$13,201	$13,939

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

        These consolidated interim financial statements should be read in conjunction with the Bank's consolidated financial statements for the year ended October 31, 2002. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the Bank's consolidated financial statements for the year ended October 31, 2002 except as discussed in Note 1.

NOTE 1: CHANGE IN ACCOUNTING POLICY

        As of November 1, 2002, the Bank adopted a new accounting standard on stock-based compensation. As permitted, under the standard, the Bank has elected to adopt the fair value method of accounting for stock options and has recognized a compensation expense of $2 million for the stock option awards granted in the first quarter of 2003 in the Consolidated Interim Statement of Operations. No compensation expense is recorded for stock options awarded and outstanding prior to adoption of the new accounting standard. The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 4.29%, (ii) expected option life of 5.5 years, (iii) expected volatility of 32.3% and (iv) expected dividend yield of 3.04%. During the quarter, 3,915,116 options were granted with a weighted-average fair value of $8.94 per option.

NOTE 2: ALLOWANCE FOR CREDIT LOSSES

        The Bank's allowance for credit losses at January 31, 2003 and January 31, 2002 are shown in the table below.

				Jan. 31 2003				Jan. 31 2002
(millions of dollars)	Specific allowance	General allowance	Sectoral allowance	Total	Specific allowance	General allowance	Sectoral allowance	Total
Balance at beginning of year	$1,074	$1,141	$1,285	$3,500	$179	$1,141	$—	$1,320
Provision for credit losses charged to the consolidated interim statement of operations	112	—	—	112	325	—	—	325
Transfer from sectoral to specific	236	—	(236)	—	—	—	—	—
Write-offs[1]	(165)	—	—	(165)	(163)	—	—	(163)
Recoveries	27	—	—	27	25	—	—	25
Other, including foreign exchange rate changes	—	—	(17)	(17)	—	—	—	—

Allowance for credit losses at end of period	$1,284	$1,141	$1,032	$3,457	$366	$1,141	$—	$1,507

1
For the three months ended January 31, 2003, $22 million of write-offs relate to restructured loans.
There were no restructured loans written off during the three month period ended January 31, 2002.

NOTE 3: LOAN SECURITIZATIONS

      During the quarter, the Bank securitized government guaranteed residential mortgage loans through the creation of mortgage-backed securities and received cash proceeds of $1,600 million. There are no expected credit losses as the mortgages are government guaranteed. The impact of this transaction on the Bank's net income for the quarter is immaterial. In addition during the quarter, the Bank securitized commercial mortgages of $577 million and had maturities of previously securitized loans and credit card receivables of $848 million. As a result, for the first quarter net proceeds from loan securitizations were $1,329 million.

NOTE 4: CAPITAL STOCK

	Jan. 31 2003	Oct. 31 2002
(thousands of shares)
Preferred shares issued by the Bank:
Class A — Series G	7,000	7,000
Class A — Series H	9,000	9,000
Class A — Series I	16	16
Class A — Series J	16,384	16,384
Class A — Series K	6,000	6,000
Class A — Series L	2,000	2,000

Preferred shares issued by TD Mortgage Investment Corporation:
Series A	350	350
Common shares — outstanding	647,921	645,399
Options to purchase common shares — outstanding	26,945	23,859

        On December 17, 2002, the Bank announced that it would exercise its right to redeem all the outstanding Class A First Preferred Shares, Series K on February 3, 2003 at a price of $25.00 per share and all the outstanding Class A First Preferred Shares, Series L on February 3, 2003 at a price of US$25.00 per share.

        Subsequent to the end of the first quarter, on February 3, 2003, the Bank issued 14 million in Class A First Preferred Shares, Series M ("Series M shares") for cash consideration of $350 million or $25.00 per share. The regular quarterly cash dividend payable per Series M share, if declared, will be $0.29375.

NOTE 5: SEGMENTED INFORMATION

        The Bank's operations and activities are organized around the following businesses: Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three months ended January 31, 2003 and January 31, 2002 are presented in the tables on pages 8 and 9.

NOTE 6: INTEREST COVERAGE ON SUBORDINATED NOTES AND DEBENTURES

        The Bank is required to disclose certain information to its noteholders. The Bank's interest requirements on all subordinated notes and debentures, after adjustment for new issues and retirement of subordinated debt, amounted to $285 million for the 12 months ended January 31, 2003. For the 12 months ended January 31, 2003, the Bank reported a net loss before interest on subordinated debt and income tax of $192 million, and accordingly did not provide interest coverage on its subordinated notes and debentures. On an operating cash basis, the Bank's interest requirements on all subordinated notes and debentures, after adjustment for new issues and retirement of subordinated debt, amounted to $285 million for the 12 months ended January 31, 2003, and the Bank's operating cash basis net income before interest on subordinated debt and income tax was $722 million, which was 2.5 times our interest requirements for this period. Operating cash basis measures are described in the Management's Discussion and Analysis of Operating Performance on page 3.

NOTE 7: RESTRUCTURING COSTS

As at January 31, 2003, the total unutilized balance of restructuring costs of $27 million shown below was included in other liabilities in the consolidated balance sheet.

(millions of dollars)	Human Resources	Real Estate	Technology	Total
Balance at beginning of period	$6	$29	$1	$36
Amount utilized during the period	(3)	(6)	—	(9)

Balance at end of period	$3	$23	$1	$27

NOTE 8: FUTURE ACCOUNTING CHANGES

        During the first quarter, the Canadian Accounting Standards Board approved a new accounting guideline on disclosure requirements for guarantees which harmonizes Canadian GAAP with U.S. GAAP. The new guideline is effective for the second quarter of fiscal 2003. The guideline requires that a guarantor disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees. The guideline does not address recognition and measurement of guarantees. The Bank is currently evaluating the impact of the new guideline and will make the required disclosures upon adoption of the guideline for the second quarter of fiscal 2003.

        During the quarter, the U.S. Financial Accounting Standards Board issued a new interpretation relating to the consolidation of variable interest entities (VIEs). In Canada, the Canadian Accounting Standards Board intends to approve a similar guideline in the spring of 2003 but has not yet determined an effective date. For U.S. GAAP purposes, these new consolidation requirements are immediately applicable to all VIEs created after January 31, 2003. For VIEs created before February 1, 2003, the new interpretation is applicable to those

VIEs still existing as of the beginning of the Bank's fourth quarter of fiscal 2003. The Bank is currently evaluating the impact of the new interpretation and as a result the impact is not yet quantifiable.

Shareholder and Investor Information

Shareholder Services
Call the Shareholders Relations department:
1-866-756-8936

Call toll free in Canada or the United States:
1-800-4NEWS-TD (1-800-463-9783). In Toronto, call:
(416) 982-NEWS [(416) 982-6397]. Outside of Canada,
1-866-756-8936

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Financial: Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust,
24 hours a day, seven days a week:
1-866-567-8888
French: 1-800-895-4463
Cantonese/Mandarin: 1-800-387-2828
Telephone device for the deaf: 1-800-361-1180

Annual Meeting
Thursday, April 3, 2003, 9:30 a.m.
London Convention Centre
London, Ontario

Online Investor Presentation: Full financial statements and a presentation to investors and analysts (available on February 27) are accessible from the home page of the TD Bank Financial Group website, www.td.com, by clicking on The Toronto-Dominion Bank 2003 1st Quarter Results.

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts took place on February 27, 2003 at 2:00 p.m. EST. The call was webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD's website and will be available for replay for a period of at least one month.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from February 27, 2003 to March 27, 2003. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 231686 (pound key).

Software Required for Webcast: A Netscape Navigator 4.5 or Microsoft Internet Explorer 4.0 browser or better is required to access the webcast via the internet. Real Player is also required to access the webcast. To download Real Player, go to www.real.com.

QuickLinks

FORM 6-K SIGNATURES
TD Bank Financial Group First Quarter Results in Line with Expectations
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS
CONSOLIDATED INTERIM BALANCE SHEET
TD BANK FINANCIAL GROUP CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (unaudited, in millions of dollars)
TD BANK FINANCIAL GROUP CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited, in millions of dollars)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)